Exhibit 99.1

Draganfly Confirms Post-Consolidation Trading Date

Vancouver, BC. August 30, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announces that further to the news release issued August 23, 2024, the Company has set September 5, 2024 as the effective date of the Consolidation. The Company expects its issued and outstanding common shares (the “Common Shares”) to trade on a post-consolidated basis at market open on September 5, 2024 subject to final confirmation from the Canadian Securities Exchange and the Nasdaq. As announced on August 23, 2024, the board of directors of the Company approved the consolidation of its Common Shares on the basis of one post-consolidated Common Share for every 25 pre-consolidated Common Shares (the “Consolidation”). Upon completion of the Consolidation, the CUSIP and ISIN of the Common Shares will be changed to 26142Q304 and CA26142Q3044 respectively.

For more information on the anticipated effects of the Consolidation, refer to the August 23, 2024 news release or visit https://investor.draganfly.com/wp-content/uploads/2024/08/Draganfly-Share-Consolidation-QA-1v1.pdf

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit:

CSE Listing

NASDAQ Listing

Frankfurt Listing

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements included in this news release include, but are not limited to statements about: the timing and completion of the Consolidation; the expected Effective Date of the Consolidation; the treatment of any fractional Common Shares in connection with the Consolidation; the timing of and receipt of regulatory approval for the Consolidation; the Company’s ability to meet the listing requirements of the CSE and NASDAQ; the new CUSIP and ISIN of the Common Shares following the Consolidation; the anticipated effects of the Consolidation as detailed in the consolidation Q&A; and shareholders receiving a letter of transmittal.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.